Filed by Triton Container International Limited

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TAL International Group, Inc.

Commission File No. 001-32638

Date: November 10, 2015

Dear TAL International Employees,

We know that you had an opportunity to hear from Brian yesterday about the merger of our two great companies, but we also wanted you to hear directly from us about our enthusiasm for this extraordinary combination. TAL International is an impressive company and one that we have long admired as our most able competitor. We believe this transaction is the ideal strategic and cultural fit for our two organizations and we and our colleagues believe that together with you we’ll create an organization even better than either TAL International or Triton stand-alone.

The Triton team shares your unwavering focus on delivering operational excellence, high levels of reliability and industry-leading customer service that are underpinned by a commitment to diligence, respect, trust and teamwork. Together, we will create the world’s largest and most capable container leasing company, benefitting from enhanced operating and systems capabilities, a talented team of professionals with deep industry knowledge and a stronger financial profile.

We will be uniquely positioned to meet the increasingly complex container needs of our customers, anytime and anywhere in the world. In short, we believe that joining forces better positions us to navigate the current challenging operating environment and to fully capture new opportunities when the market recovers.

Over the coming months, we look forward to working with Brian and all of his colleagues to complete the transaction and to launching Triton International Limited!

Sincerely,

Ed Schneider	Simon Vernon
Co-Founder and Chairman	President and Chief Executive Officer
Triton Container International Limited	Triton Container International Limited

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the proposed transaction between Triton and TAL International, the estimated or anticipated future results and benefits of Triton and TAL International following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL International’s management team; the ability of the parties to successfully close the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; uncertainty as to the long-term value of Triton International common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of Triton and TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2014 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission (“SEC”) or in the registration statement on Form S-4 that will be filed with the SEC by Triton International. There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this communication. Triton and TAL International anticipate that subsequent events and developments will cause Triton’s and TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, Triton International will file with the SEC a registration statement on Form S-4 that will constitute a prospectus of Triton International and include a proxy statement of TAL International. TAL International will mail the proxy statement/prospectus to stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL International free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.

The respective directors and executive officers of Triton, TAL International and Triton International and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International’s directors and executive officers is available in its proxy statement filed with the SEC on March 19, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.